[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 21, 2014

BY HAND AND EDGAR

John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intrawest Resorts Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 10, 2014 File No. 333-192252

Dear Mr. Brown:

On behalf of Intrawest Resorts Holdings, Inc. (the “Company”), enclosed is a copy of Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the filing of Amendment No. 2 to the Registration Statement with the Commission on January 10, 2014.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 17, 2014 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Our Business, page 1

1.	We note your response to our prior comment 8. Please revise your statement on page 2 that "[yo]ur resorts also receive more snowfall than the applicable regional average" to clearly state that you do not have data against which to compare Blue Mountain Ski Resort and to clarify that you compare the snowfall in Mont Tremblant to a U.S. region even though it is in Canada.

The Company has revised the Registration Statement to remove the above-referenced statement.

John Dana Brown

Securities and Exchange Commission

January 21, 2014

Our Principal Stockholders, page 11

2.	Please revise the last sentence to also include a cross reference to the "Designation and Election of Directors" discussion on page 106. Please also revise the risk factor "If the ownership of our common stock continues to be highly concentrated" on page 30 to include this cross reference.

The Company has revised pages 11 and 30 to include a cross reference to the "Designation and Election of Directors" discussion.

Exhibit Index

3.	We note your response to our prior comment 20. Please file the legality opinion from Skadden, Arps, Slate, Meagher & Flom LLP so that we have adequate time to review it prior to effectiveness. Please note that we may have comments upon reviewing the opinion.

The Company has filed Exhibit 5.1.

Please telephone the undersigned at (212) 735-2918 if you have any questions or require any additional information.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Kristin Shifflett, Securities and Exchange Commission
Amy Geddes, Securities and Exchange Commission
William Jensen, Chief Executive Officer, Intrawest Resorts Holdings, Inc.
Joshua B. Goldstein, Chief General Counsel, Intrawest Resorts Holdings, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

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